UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Schedule 13G
(Amendment No. )*
Under the Securities Exchange Act of 1934
WisdomTree Investments, Inc.
 (Name of Issuer)
Common Stock
(Title of Class of Securities)
97717P104
 (CUSIP Number)
April 11, 2018
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 97717P104

1	NAMES OF REPORTING PERSONS ETF Securities Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,250,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,250,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 97717P104

1	NAMES OF REPORTING PERSONS Graham Tuckwell
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,250,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,250,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 97717P104

Item 1(a).	Name of Issuer: WisdomTree Investments, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices: 245 Park Avenue, 35th Floor, New York, NY 10167

Item 2(a).	Name of Person Filing: ETF Securities Limited Graham Tuckwell (collectively, the "reporting persons")

Item 2(b).	Address of Principal Business Office or, if none, Residence: Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW

Item 2(c).	Citizenship: ETF Securities Limited – Jersey Graham Tuckwell – Australia

Item 2(d).	Title of Class of Securities: Common stock, $0.01 par value ("Common Stock")

Item 2(e).	CUSIP Number: 97717P104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: 15,250,000

(b)	Percent of class: 9.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 15,250,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,250,000

This report is being filed by ETF Securities Limited, which directly owns 15,250,000 shares of Common Stock reported herein, and Graham Tuckwell, who is the controlling shareholder of ETF Securities Limited. As such, Mr. Tuckwell may be deemed an indirect beneficial owner of the shares of Common Stock directly owned by ETF Securities Limited and to share voting and dispositive power over such shares.

In addition to the shares of Common Stock reported herein, ETF Securities Limited directly owns, and Mr. Tuckwell indirectly beneficially owns, 14,750 shares of the Issuer's Series A Non-Voting Convertible Preferred Stock, which are convertible immediately into 14,750,000 shares of Common Stock at the holder's option.  The Certificate of Designations for the Series A Non-Voting Convertible Preferred Stock restricts the reporting persons from converting such stock into Common Stock if the conversion would result in the reporting persons owning more than 9.99% of the Issuer's outstanding Common Stock, and renders any conversions over the cap void ab initio.  In addition, ETF Securities Limited and the Issuer have entered into an investor rights agreement pursuant to which ETF Securities Limited grants to the Issuer's board of directors an irrevocable proxy (terminating upon 15 months after April 11, 2018) to vote any shares of Common Stock directly beneficially owned by ETF Securities Limited, to the extent that ETF Securities fails to vote all of its Common Stock or fails to vote its Common Stock as per the recommendation of the Issuer's board of directors.

Each of the reporting persons disclaims beneficial ownership in all shares of the Common Stock reported herein, except to the extent of such reporting person's respective pecuniary interest therein.  All share percentage calculations in this Schedule 13G are based on 152,981,285 shares of Common Stock outstanding as of April 11, 2018, including (i) 137,731,285 shares of Common Stock outstanding as of February 16, 2018, as reported on the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 1, 2018, and (ii) 15,250,000 shares of Common Stock issued to the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETF Securities Limited
By: /s/ Graham Tuckwell
Name: Graham Tuckwell
Title: Chairman
Date: April 18, 2018

Graham Tuckwell
/s/ Graham Tuckwell
Date: April 18, 2018

EXHIBIT INDEX
Exhibit	Description of Exhibit
99.1 99.2	Power of Attorney. Joint Filing Agreement.